UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of  the

Securities Exchange Act of 1934

November 20, 2008

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of our press release entitled “NXP Semiconductors Trading Update”, dated November 20, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 20th day of November 2008.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer)

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NXP Semiconductors Trading Update

Eindhoven, The Netherlands, November 20, 2008 – NXP Semiconductors today announces that it is providing updated sales guidance for the fourth quarter of 2008 in light of weakening macroeconomic conditions and a deteriorating sales environment.

Visibility of sales remains very limited. However based on overall consumer sentiment, recent order book development, and expected future trading levels, we now foresee a 15% to 25% sequential sales decline in the fourth quarter on a business and currency comparable basis. This compares to the previous guidance of an 8 to 14% sequential sales decline as announced on 21 October 2008.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 33,500 employees working in more than 20 countries and posted sales of USD 6.3 billion (including the Mobile & Personal business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:
Lieke de Jong-Tops
Tel. +31 40 27 25202
lieke.de.jong-tops@nxp.com

Investors:
Jan Maarten Ingen Housz
Tel. +31 40 27 28685
janmaarten.ingen.housz@nxp.com